For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Non-cash Impairment Loss and Reduction of Its Deferred Tax Assets

TORONTO - October 7, 2014 - Sears Canada Inc. (the “Company”) (TSX: SCC) announced today developments regarding its Montreal Distribution Facility (the “Facility”) and its deferred tax assets.

Impairment of Montreal Distribution Facility

Management of the Company undertook a comprehensive evaluation of the Company’s logistics network for current and future needs, given its changing warehousing requirements. During the third quarter of 2014, management determined that the Facility would likely be sold or otherwise disposed of. As such, management of the Company conducted market research as well as appraisals of the Facility’s land and building with the assistance of independent qualified third party appraisers. As a result of completing this evaluation and likely sale of the Facility, the Company recorded a non-cash impairment loss of approximately $45 million on the Facility during the third quarter of 2014, reducing the carrying value to approximately $44 million. The valuation methods used included the direct capitalization and discounted cash flow methods, and the direct sales comparison approach. The impairment loss will be included in “Selling, administrative and other expenses” in the Company’s third quarter 2014 unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

Deferred Tax Asset Reduction

The Company accounts for income taxes in accordance with IAS 12: Income taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities to the extent that it is probable that the Company will have sufficient taxable income in the same period as the reversal of the deductible timing differences. Accounting standards also require that deferred tax assets be reduced if it is no longer probable that sufficient taxable income will be available to allow the benefit of that deferred tax asset to be utilized.

Management of the Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. During the third quarter of 2014, management evaluated potential sources of income and determined that, as a result of profit before tax being less than anticipated, it was no longer probable that sufficient taxable income from operations would be available in the future to allow the Company’s Deferred Tax Assets to be fully realized. Therefore, the Company recorded a non-cash reduction of Deferred Tax Assets of approximately $90 million, being the full amount of the estimated net Deferred Tax asset balance at the end of Fiscal 2014 after consideration of the seasonality of profits, which are disproportionately higher in the fourth quarter. Of the $90 million reduction, approximately $57.0 million will be included in “Deferred income tax (expense) recovery” in the Company’s third quarter 2014 unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income and approximately $33.0 million, which was initially recorded through “Other comprehensive income (loss), net of taxes” primarily related to the Company’s adoption of IAS 19 (Revised), Employee Benefits, will be included in “Other comprehensive income (loss), net of taxes” in the Company’s third quarter 2014 unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Management of the Company will continue to assess the likelihood that the deferred tax assets will be realizable at each future reporting period, and the Deferred Tax Asset will be adjusted accordingly. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future tax payments.

Forward-Looking Statements

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s expectations regarding the disposition of the Facility and the ability of the Company to fully realize its Deferred Tax Assets in the future. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company sell or otherwise dispose of the Facility and to generate taxable income in the future. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding of recent financial developments and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.